

September 16, 2013

<u>Via E-mail</u>
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

      RE: CRH public limited company
              Form 20-F for the Year ended December 31, 2012
              Filed March 27, 2013
              File No. 1-32846

Dear Ms. Carton:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terence O'Brien for

                      John Cash
                      Accounting Branch Chief